

Mail Stop 7010

July 10, 2007

Mr. Scott M. Sellick
Libbey Inc.
300 Madison Avenue
Toledo, Ohio 43604

> **RE:** **Libbey Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File #1-12084**

Dear Mr. Sellick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis, page 20

1. When you list multiple factors as contributing to the change in your segmental results, please revise future filings to quantify the impact of *each* factor on your financial statements, where practicable. Please refer to our Release 33-8350,

available on our website at www.sec.gov/rules/interp/33-8350.htm, and to Item
303 of Regulation S-K.

2.  We note that you have presented various non-GAAP financial measures that
    quantify the impact of the special charges you have recorded.  In future filings
    please ensure that any non-GAAP measure presentation includes all the disclosure
    requirements of Regulation G and Item 10(e) of Regulation S-K.  In this regard,
    we point you to the disclosure guidance set forth in Questions 8-13 of the
    "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures" prepared by the Staff Members in the Division of Corporation Finance.
    In particular, the following items should be revised:

    *   The material limitations associated with the use of the non-GAAP financial
        measure as compared to the use of the most directly comparable GAAP
        financial measure and the manner in which management compensates for
        these limitations when using the non-GAAP financial measure should be more
        thoroughly discussed.

    *   The substantive reasons why management believes the non-GAAP financial
        measure provides useful information to investors should be presented.

    *   You should include a more comprehensive discussion of how you have
        considered whether each item included in your special charges is recurring or
        non-recurring.

    *   Your presentation of diluted earnings per share excluding special charges
        should be deleted.

    Note that this is not meant to represent an all-inclusive list of how your
    disclosures surrounding your non-GAAP financials measures could be improved.
    We encourage you to review the cited sources and consider how they impact your
    current disclosure.

Cash Flow, page 28

3.  In future filings please include a discussion of the material changes in your
    investing and financing cash flows.  Reference Section B in the Liquidity and
    Capital Resources portion of Release No. 33-8350.

Contractual Obligations, page 29

4.  Please revise future filings to include the cash requirements for interest in your
    tabular presentation or a footnote thereto.  If you provide a textual discussion, the
    discussion should quantify the related cash requirements using the same time

frames stipulated in the table.  Refer SEC Release # 33-8182, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations", specifically footnote 46.

Critical Accounting Estimates, page 33
Goodwill and Indefinite Life Intangible Assets

5. We note that your impairment policy for goodwill states that you compare the fair value of your reporting units to their carrying value.  It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS 142.  Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented.  In addition, please ensure that your disclosed accounting policy complies with SFAS 142.

Note 2. Significant Accounting Policies, page 46
Self-Insurance Reserves, page 47

6. We note references to an independent third party specialist.  In future filings please either identify each expert or delete your reference to them.  We remind you that if you identify and refer to an expert, you must file their consent as an exhibit.  Refer to Section 436(b) of Regulation C.

Note 4. Acquisitions, page 50

7. With a view towards future disclosure, please clarify for us how you considered the restructuring costs for Crisa in you allocation of the purchase price.

Note 21. Segments, page 78

8. Please tell us, and revise future filings to disclose, how you have allocated your goodwill to each of your reportable segments in accordance with paragraph 45 of SFAS 142.

Note 17. Comprehensive (Loss) Income, page 76

9. Please clarify for us why you have included the effect of your adoption of SFAS 158 in your comprehensive loss.  Reference paragraph A7 of SFAS 158.

<u>Note 22. Condensed Consolidated Guarantor Financial Statements, page 80</u>

10. Please confirm to us and revise future filings to clarify, if true, that your subsidiary guarantors are 100% owned rather than wholly-owned by the parent company.  Refer to Rule 3-10(h)(1) of Regulation S-X.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.


Sincerely,


John Cash
Accounting Branch Chief